SMSA TREEMONT ACQUISITION CORP.
174 FM 1830
Argyle, Texas  76226
972-233-0300

December 10, 2010

United States Securities and Exchange Commission
Ms. Tia Jenkins
Senior Assistant Chief Accountant
100 F Street, NW
Washington, D.C. 20549

Re:	SMSA Treemont Acquisition Corp.
Registration Statement on Form 10
Originally Filed October 29, 2010
File No. 000-54096

Dear Ms. Jenkins:

This letter is in response to the comments in the Staff’s letter (the “Comments”) dated December 7, 2010 regarding the filing of SMSA Treemont Acquisition Corp. (the “Company”) Registration Statement on Form 10 originally filed on October 29, 2010.  We have restated each Staff comment in bold and then provided our response to the comment.  We have filed an Amendment No. 1 to the registration statement on Form 10.  The Company supplementally advises the Staff as follows:

Financial Statements

Notes to Financial Statements

Note E – Summary of Significant Accounting Policies, page F-11

1.
We note your response to our prior comment one that you have recorded in your financial statements, all expenses paid by Mr. Halter, HFG or HFI on your behalf.  Considering your disclosures on (i) page 5 that HFG is responsible for the payment of your operating expenses (ii) page 6 that you have no capital and must depend on HFG to provide you with the necessary funds to implement your business plan (iii) page 11 that HFG is obligated to fund the expenses in implementing your plan of operation and to fund your operating expenses until you complete a business combination (iv) page 12 that HFG provides you with the use of office equipment and administrative services as necessary, please tell us if you reimbursed Mr. Halter, HFG or HFI in cash for such expenses incurred on your behalf or if such amounts were recorded as contributed capital.  If such amounts were recorded as contributed capital, please show us where they have been reflected in your financial statements for each period presented.  In addition, please revise to provide the disclosures required by FASB ASC 850-10-50-1.

December 10, 2010

Response:

After reviewing the Staff’s Comments and FASB ASC 850-10-50-1, the Company has restated its financial statements.  The Company has restated its balance sheets, statement of changes in stockholders’ equity and statement of cash flows for the designated periods.  Accordingly, the Company’s Registered Independent Certified Public Accounting Firm has withdrawn its opinion dated October 26, 2010 and issued its report dated December 8, 2010.  Additionally, we have added a Note F – Related Party Transactions and Restatement of Financial Statements setting forth the effect of changes in the restated financial statements.

SMSA Treemont Acquisition Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact our counsel, Richard Goodner at telephone number 214-587-0653 or fax 817-488-2453.

Sincerely,

Timothy P. Halter

/s/ Timothy P. Halter

President, Chief Executive Officer
And Chief Financial Officer